Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following communication was made by Chevron Corporation on the company's intranet website on April 18, 2019.

Michael Wirth Interview on “Bloomberg Daybreak: Americas”
Bloomberg TV
12 April 2019

Transcript:

Alix Steel:
You had a mega deal this morning, Chevron agreeing to buy Anadarko for $33 billion. It's a giant bet on shale and LNG, signaling the future of Big Oil over the coming decade. Mike Wirth, Chevron Chairman and CEO, joins us now. Mike, pleasure. Congratulations on this big deal.

Michael Wirth, Chevron CEO:
Good Morning Alix. Thank you.

Alix Steel:
Walk us through what this means for your Permian development and assets over the next five years.

Michael Wirth, Chevron CEO:
Well, I'd like to start at the company level, and it takes a great company and makes it even better. This is about, the Permian but it is about much more than that. Anadarko has a great set of assets. Chevron has a strong portfolio. You put those together, and it really is a powerhouse. This allows us to win in any price environment, and it'll create real value for our shareholders.

Alix Steel:
And a big part of that is going to be the Permian.

Michael Wirth, Chevron CEO:
A big part of that is the Permian. And we've got a very complementary position with Anadarko in the Permian. In fact, over seventy-five miles of kind of contiguous acreage that runs across the Delaware Basin, which is really the core of the Permian and this will allow us to bring some of the things we've become very good at — factory drilling and the surface infrastructure downstream integration — to a much larger portfolio. And we saw this tremendous royalty advantage. This really brings together two very nice assets, and it makes our Permian position even better.

David Westin:
A big part is the Permian. But that's not all Anadarko brings. You’ve also got some Deepwater assets, you've got some gas assets. Last time you were with us, you were saying Permian, Permian, Permian. That's where most of your gains are really going to be. Does this shift your company a bit to other places to look for gains and are those longer-term gains?

Michael Wirth, Chevron CEO:
Well, I think the Permian can sometimes take the air out of the room. We were never just about the Permian. We're a global company across many different asset classes. We've got a downstream and chemicals business. So the Permian is what everybody likes to talk about now, but there's much more. And Anadarko is a world class company with terrific assets. They've really high graded their portfolio. We have a highly complementary position in the Gulf of Mexico in the Deepwater. And then they've got a really nice LNG position that they're developing in Mozambique, which will complement investments we've made over the last decade in Australia and help us grow our LNG portfolio. So the industrial logic, the fit between the two companies globally across many different assets classes, is very strong.

Alix Steel:
So you're not going to sell LNG Mozambique, you're going to develop?

Michael Wirth, Chevron CEO:
We like the project that they've done. We like the resource, we like the way they've developed, they've got a world class team of people that are working on this and we're very excited about it. So, we like that project.

Alix Steel:
What are you not going to do that you did in Gorgon in Australia? What did you learn from that when you're now going to develop this LNG asset?

Michael Wirth, Chevron CEO:
Well, it's a very different development approach, and they've done a nice job. Our engineers have looked at their — frankly, they're at the bidding stage. They're ready to let contracts. And the design, the preparation for construction, the preliminary work has all been done very well. And so what we'll do is try to follow through on the great momentum that Anadarko has established and apply some of the things we've learned because our Gorgon project, we could have done better, and we've learned some things from that that we'd like to bring to bear. But the real thing is, let's not get in the way of a nice project and a good strong team that's developing it.

David Westin:
Talk about the corporate finance. Why 75 percent stock? Why not all cash? We took a quick look, I think that, that 25 percent is only about six months of your free cash flow, it’s not a lot of your cash. So does that say something about what you think about the value of your stock?

Michael Wirth, Chevron CEO:
Well, we think our stock is a good currency, we think it's got upside, and we think Anadarko shareholders want to continue to be exposed to the oil and gas business. And so, you know, you look at a number of things as you put a deal like this together, and a blended offer is what made sense for both companies.

Alix Steel:
Your stock is down about 3.5 percent, presumably because you have to issue some shares. Any push back from shareholders? What are you hearing?

Michael Wirth, Chevron CEO:
You know, we haven't had a chance to meet with our shareholders yet. I'll be doing that later on today. And, I think, when you, typically when you announce one of these deals, the acquirer tends to see a little bit of a sag, the company being picked up tends to move up a little bit, so it sounds like we're within normal trading patterns here, and we'll talk to shareholders today and spend more time going through the logic of this deal.

Alix Steel:
So I'm also curious as to how this affects your CapEx spend. So if you had a goal already in terms of the Permian of 900,000 barrels of oil a day by 2023, if you add now Andadarko into it and developing it, what does that number become and what does that do to your CapEx?

Michael Wirth, Chevron CEO:
Well, the production is an outcome of our activity. The production level clearly will go up as a result of this transaction. Capital spend will continue to be very disciplined. Chevron had laid out a very flat and ratable and disciplined view over the next five years of $19 to $22 billion in capital spend. Anadarko's forward guidance hadn't gone that far, but they've also been very disciplined in how they've approached their spending. So as we bring these two systems together, both companies have solid sets of projects. They've got a disciplined approach to capital. We think we can take a billion dollars of spending out of the combined budgets and create synergy there, along with cost synergies, to drive the value for shareholders.

Alix Steel:
Do you have a target yet for that 2023? Is it like 1.5 million, is it over a million when you add Anadarko?

Michael Wirth, Chevron CEO:
No, we haven't. We haven't publicly released any numbers like that, and we'll need to do some work to be sure we understand what the development program will look like. But clearly, our Permian will be even better, and we would expect those kinds of numbers to reflect that.

David Westin:
How sensitive is this deal to the price of oil? I saw a number that is $60 a barrel that you did very, very well. What if it's below $60, how sensitive is it?

Michael Wirth, Chevron CEO:
Yeah, so we just announced last month at our analyst meeting a whole series of forward projections using a $60 price as a basis for those projections. So we looked at this deal through the same lens and announced that it is accretive to both earnings and free cash flow. So cash flow after capital spending at $60, a year in. And so, it's robust. Both companies have low or break-even prices, lower than $60 for their cash break-even. You bring two strong portfolios together with good strong break evens, low costs of development, you take capital out of that, you take some cost out of that and I think you will maintain the ability to ride out the low cycle very well.

Alix Steel:
And another part of this whole thing is what you're going to sell, right? So, you have $20 to $22 billion in asset sales? Do you have an idea of what you're going to have to sell?

Michael Wirth, Chevron CEO:
$15 to $20 billion is what we announced and, at this point, we probably have some ideas, but we need to really study the two portfolios as we bring it together. We tend not to talk about what assets we’ll sell until we've actually had them in the market and we've got some transactions, and so, there's some commercial sensitivities there. So we'll be talking about that more over time.

Alix Steel:
Aside from that, does this give you an opportunity to get out of Venezuela?

Michael Wirth, Chevron CEO:
We're not getting out of Venezuela. We've been in Venezuela for nearly 100 years. It's a difficult place to work today and really sad for the Venezuelan people, and I recently met with some of our Venezuelan employees to talk to them. But we've been committed to our partners, to the communities that we operate in down there, our employees, and we want to be in Venezuela in the long run.

David Westin:
Most major deals made, most major acquisitions, if they go sideways, is because of culture — putting the two cultures together. Talk about the two cultures of these companies, to what extent are you confident that they can fit together well?

Michael Wirth, Chevron CEO:
You know, we're partners on a number of projects already, so the companies know each other, we work together, we've developed projects in the Deepwater Gulf of Mexico together. I think their cultures are very complementary. Both have a high standard for, for ethics and integrity, put a real premium on safety and in collaboration and teamwork. And we've met with some of the people I mentioned on the Mozambique project. They've got a world-class team developing that project, and we've known some of the people that are doing that work for more than a decade. And so, we've got good confidence that the cultures of these companies are a great fit along with the assets, which is why we think this is such a, such a terrific deal.

Alix Steel:
The rumor was that someone was going to buy Endeavour. So, in some ways, this was more of a surprise and Anadarko got bought out before Endeavour. How competitive was this process?

Michael Wirth, Chevron CEO:
Yeah, you know, we don't really talk about the details of the process. We look at companies around the world and every year, we screen thousands of companies, and we narrow that down to ones that we like, because we think there's a nice fit. But then you also have to wait until you see the right set of circumstances within your company, within another company and you think it's the right time to try to put the two of them together to create shareholder value, and that's really what the story is here.

Alix Steel:
So, then, why now? Was it sort of the end of the cycle, is this the bottom of something? Like, what was the thought process?

Michael Wirth, Chevron CEO:
Well, I think, we're in a position where we've got really strong financial performance, we’re growing cash flow, we've got a balance sheet that has got the lowest net debt in our industry. And Anadarko is in a position where they’ve got this great LNG project, they've got a terrific Permian position and they're looking to create value in those assets and so you put the two together and I think you put the great people of the two companies together, and we can do more together than either of us could have done individually.

David Westin:
What about regulatory approvals? Obviously, this is big enough to make it through Hart-Scott-Radino and things like that. I know that, typically, upstream there hasn't been as much concern about concentration. At some point, do you tip over that?

Michael Wirth, Chevron CEO:
That's a question, I think, for the regulators. We feel confident that this is a deal that will get regulatory approval — doesn't have the downstream issues that typically do call for more scrutiny and so, we'll go through the process and work with the regulators to be sure they understand the transaction, but we don't anticipate any issues there.

Alix Steel:
Mike, give me sort of your looking glass for the next 10 years. The conversation, at least at CERA Week and in the community, is that big oil's going to transition to be a new energy company and the question being, how does big oil do that?  Where do you see Chevron then with this acquisition in the next 10 years?

Michael Wirth, Chevron CEO:
You know if you look at, Alix, even 20 years, most forecasts would suggest, even forecasts that show aggressive greenhouse gas reductions, show the world using more oil and gas 20 years out than they do today. And so, you want companies that are good at this, that are environmentally responsible in the oil and gas business, developing more gas for, particularly for power generation, and we're investing in other energies as well. So in the last few months, we've invested in a battery energy storage company, electric vehicle charging, direct air CO2 capture — these are technologies that are not as commercially viable, they're not as scaled yet, but we're making investments in these to learn about them, to try to help them grow too so we invest across a broad range of energies. But the reality is, the energy the world uses today and needs to keep the lights on and keep the trains running is something that we're good at, and we do responsibly, and we intend to be one of the best in the world at it 10 years from now, and well after that.

Alix Steel:
Are you done with M&A?

Michael Wirth, Chevron CEO:
Well, you know you never say you're done and never is a long time. But this is, this is an important deal for us. We're going to be focused on integrating this, delivering the synergies, and that's our focus for now.

Alix Steel:
Mike, really appreciate it. It was a real pleasure to catch up with you. Thank you for stopping by our studios. Mike Wirth, Chevron Chairman and CEO.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.